June 30, 2005

Room 4561

Thomas A. Murdock
President and CEO
Fonix Corporation
9350 South 150 E, Suite 700
Salt Lake City, UT 84070


	Re:	Fonix Corporation
		Registration Statement on Form S-2
		Filed May 31, 2005
		File No. 333-125350


Dear Mr. Murdock:

	This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. No further review of the filing has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.




Registration Statement on Form S-2

General

1. We note that after filing the registration statement referenced above, you filed an amended Form S-2 (333-125088) on June 27, 2005.
That amendment is being reviewed currently and comments, if any, will be sent under separate cover. Additionally, we note that along with your amended Form S-2 you provided an explanation regarding why you believe you continue to be Form S-2 eligible despite the untimely filing of several Forms 8-K. Please note that we are currently reviewing your response and that our decision regarding such response will affect your ability to use a Form S-2 for purposes of this offering, as well.

2. Please note that this registration statement will not be declared effective until all comments issued in connection with our review of registration statement number 333-125088 have been cleared.

Cover Page

3. Please update your cover page to disclose the concurrent offering under registration statement number 333-125088. Additionally, please condense and simplify the disclosure regarding the LTEL and Breckenridge registration statements. For example, you may briefly describe these filings on the cover page and include a cross-reference to more detailed disclosure in the summary section of the prospectus.

4. While we note your disclosure that the "Selling Shareholder" is an underwriter with respect to the shares, please revise to specifically name Queen LLC as an underwriter. In this regard, we note that you defined Queen LLC as the "Equity Line Investor," and not the "Selling
Shareholder." Please see Telephone Interpretation 4S in the March 1999 Supplement to the CF Manual of Publicly Available Telephone Interpretations.

Important Information Incorporated by Reference, pages 60-61

5. We note that this section refers only to filings made in 2004 and should be comprehensively revised to include the current filings required to be incorporated by reference into your Form S-2.

Exhibits

6. We note that while you have filed the Seventh Private Equity
Line
Agreement and the related Registration Rights Agreement as exhibits to the Form 8-K you filed June 6, 2005, such agreements are listed as
"to be filed" on your current exhibit index. Please revise to either file these agreements as exhibits to the registration statement or to specifically incorporate them by reference from your June 6, 2005 Form 8-K.

**	**	**	**

      As appropriate, please amend your filing in response to
these
comments.  Please ensure that your amendment is marked in
accordance
with Item 310 of Regulation S-T.  You may wish to provide us with
marked copies of the amendment to expedite our review.   Please
furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please provide this request at least two business days in advance of the requested effective date.

	Please contact Hugh Fuller at (202) 551-3853 or Sara Kalin at
(202) 551-3454 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

								Sincerely,


								Mark P. Shuman
								Branch Chief - Legal



cc:	Via Facsimile (801) 415-3500
	Jeffrey M. Jones, Esq.
	C. Parkinson Lloyd, Esq.